Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notice because Equinox Gold Corp. (Equinox Gold or Company) is using the notice and access model for the delivery of the management information circular (Circular) to registered and beneficial shareholders for its annual meeting of shareholders (Meeting) to be held on May 7, 2026. This notice contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the proxy form or voting instruction form enclosed with this notice. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular will receive printed copies. If you have questions about notice and access, you can contact Equinox Gold toll free at 1-833-EQX-GOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International).

Shareholders can attend the Meeting either in person or online and can vote by proxy, in person, or online. See the guide “How to Participate in the Meeting Online” enclosed with this notice for information on how to join, ask questions and vote at the Meeting online.

MEETING INFORMATION

When: Thursday, May 7, 2026 1:30 p.m. (Pacific time)	Where: in person at: 1133 Melville St., Suite 3500 Vancouver, British Columbia and online at: https://meetnow.global/MFXHRPJ

Shareholders will be asked to vote on the following items of business at the Meeting:

•	Setting the number of directors to be elected at the Meeting to ten.
•	Electing ten director nominees to serve on the Company’s board of directors.
•	Reappointing KPMG LLP as the Company’s independent auditor for 2026 and authorizing the Company’s directors to set the auditor’s pay.

For detailed information about each of the above items of business, please refer to the section of the Circular titled “Business of the Meeting”. Equinox Gold urges shareholders to review the Circular before voting. Your Vote Is Important.

This notice is being sent to both registered and non-registered shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Equinox Gold shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf.

Accessing Meeting Materials Online

This notice and the Circular are available under Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on Equinox Gold’s website at www.equinoxgold.com/shareholder-events/.

Requesting Printed Meeting Materials

If you want to receive a paper copy of the Circular, please call the Company toll free at 1-833-EQX-GOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International). A printed copy of the Circular will be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR+. Requests should be received at least five business days in advance of the proxy deposit date set out in the accompanying proxy form or voting instruction form to ensure you receive the Circular in advance of the proxy deposit date and the Meeting date.

Notice and Access Notification to Shareholders

Voting Process

If you are a registered shareholder, you will have received a proxy form with this notice. If you are a non-registered shareholder, you will have received a voting instruction form or a proxy form signed by your intermediary.

You may vote your shares online, by phone, by mail or in person. Please refer to the directions on your proxy or voting instruction form for instructions on how to vote using these methods. For further information on voting, please see the section in the Circular titled “Meeting and Voting Information”.

If you have any questions or need assistance completing your proxy form or voting instruction form, please contact Equinox Gold at 1-833-EQX-GOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International), by email at ir@equinoxgold.com or through our dedicated Meeting site: www.equinoxgold.com/investors/agm-contact/.

By order of the board of directors of Equinox Gold

“Jacqlin Anthony”

Jacqlin Anthony

General Counsel and Corporate Secretary

March 23, 2026